UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.  1*

LMP Corporate Loan Fund, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50208B100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid IMB control number.

CUSIP No. 50208B100

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

The Travelers Companies, Inc. (formerly known as The St. Paul Travelers Companies, Inc.)

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        ☐

(b)        ☐

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:  Minnesota corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	None

6.	SHARED VOTING POWER	42,000 shares (see Item 4)

7.	SOLE DISPOSITIVE POWER	None

8.	SHARED DISPOSITIVE POWER	42,000 shares (see Item 4)

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     42,000 shares (see Item 4)

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      ☐

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.42% based on 9,892,850.186 shares of common stock outstanding as of December 12, 2006 as set forth in the Issuer’s Proxy Statement dated December 27, 2006.

12.       TYPE OF PERSON REPORTING: HC

CUSIP No. 50208B100      13G

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

Travelers Property Casualty Corp.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        ☐

(b)        ☐

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:  Connecticut corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	None

6.	SHARED VOTING POWER	42,000 shares (see Item 4)

7.	SOLE DISPOSITIVE POWER	None

8.	SHARED DISPOSITIVE POWER	42,000 shares (see Item 4)

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     42,000 shares (see Item 4)

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      ☐

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.42% based on 9,892,850.186 shares of common stock outstanding as of December 12, 2006 as set forth in the Issuer’s Proxy Statement dated December 27, 2006.

12.       TYPE OF PERSON REPORTING: HC

CUSIP No. 50208B100      13G

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

Travelers Insurance Group Holdings, Inc.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        ☐

(b)        ☐

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION: Connecticut corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	None

6.	SHARED VOTING POWER	42,000 shares (see Item 4)

7.	SOLE DISPOSITIVE POWER	None

8.	SHARED DISPOSITIVE POWER	42,000 shares (see Item 4)

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     42,000 shares (see Item 4)

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      ☐

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.42% based on 9,892,850.186 shares of common stock outstanding as of December 12, 2006 as set forth in the Issuer’s Proxy Statement dated December 27, 2006.

12.       TYPE OF PERSON REPORTING:  HC

CUSIP No. 50208B100      13G

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

Travelers Casualty and Surety Company

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        ☐

(b)        ☐

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:  Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	None

6.	SHARED VOTING POWER	42,000 shares (see Item 4)

7.	SOLE DISPOSITIVE POWER	None

8.	SHARED DISPOSITIVE POWER	42,000 shares (see Item 4)

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     42,000 shares (see Item 4)

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      ☐

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.42% based on 9,892,850.186 shares of common stock outstanding as of December 12, 2006 as set forth in the Issuer’s Proxy Statement dated December 27, 2006.

12.       TYPE OF PERSON REPORTING: IC

Item 1(a):		Name of Issuer: LMP Corporate Loan Fund, Inc.

Item 1(b):		Address of Issuer’s Principal Executive Offices:

125 Broad Street
New York, NY 10004

Item 2(a):		Name of Person Filing:

	(i)	The Travelers Companies, Inc. (“Inc.”), ,
	(ii)	Travelers Property Casualty Corp. (“TPC”)
	(iii)	Travelers Insurance Group Holdings, Inc. (“TIGHI”) and
	(iv)	Travelers Casualty and Surety Company (“Casualty”)

Item 2(b):		Address of Principal Business Office:

	(i)-(iv)	385 Washington Street, Mail Code 9275-NB15A, St. Paul, MN 55102.

Item 2(c):		Citizenship:

(i): Inc. is a Minnesota corporation,
(ii): TPC and Casualty are Connecticut corporations and
(iv): TIGHI is a Delaware corporation.

Item 2(d):		Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”) of the Issuer

Item 2(e):		CUSIP Number: 50208B100

Item 3:		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☒ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4:              Ownership

(a)        Amount beneficially owned:  The Travelers Companies, Inc. (“Inc.”), through its wholly-owned indirect subsidiary, Travelers Casualty and Surety Company (“Casualty”) beneficially owns 42,000 shares of the Issuer’s common stock.  Inc. is the ultimate parent corporation. Travelers Property Casualty Corp (“TPC”) is a wholly-owned subsidiary of Inc.  Travelers Insurance Group Holdings, Inc. (“TIGHI”) is a wholly-owned subsidiary of TPC, and Casualty is a wholly-owned subsidiary of TIGHI.  Consequently, each of Inc., TPC and TIGHI may be deemed to beneficially own the shares held by Casualty.

(b)        Percent of class:  The shares reported in Item 4(a), above, constitute 0.42% of the outstanding shares of common stock of the Issuer, based on 9,892,850.186 shares of common stock outstanding as set forth in the Issuer’s Proxy Statement dated December 27, 2006.

(c)        Number of shares as to which the person has:

(i)	Sole voting power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote: 42,000 shares (see Item 4(a) above)

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of: 42,000 shares (see Item 4(a) above)

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:[ ]

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Travelers Casualty and Surety Company, which is an insurance company as defined in the Exchange Act.

Item 8:	Identification and Classification of Members of the Group:

Not Applicable

Item 9:	Notice of Dissolution of Group:

Not Applicable

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2007

THE TRAVELERS COMPANIES, INC.

By:	/s/ Bruce A. Backberg

Name: Bruce A. Backberg
Title: Senior Vice President

TRAVELERS INSURANCE GROUP HOLDINGS, INC.

By:	/s/ Bruce A. Backberg

Name: Bruce A. Backberg
Title: Senior Vice President

TRAVELERS CASUALTY AND SURETY COMPANY

By:	/s/ Bruce A. Backberg

Name: Bruce A. Backberg
Title: Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement among the Reporting Persons